

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 21, 2025

Dr. Raluca Dinu
Chief Executive Officer
QT Imaging Holdings, Inc.
3 Hamilton Landing, Suite 160
Novato, CA 94949

> **Re: QT Imaging Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 16, 2025**
> **File No. 333-284317**

Dear Dr. Raluca Dinu:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jane Park at 202-551-7439 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Jeffrey Selman, Esq.